CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in Entrée Gold Inc.'s Annual Report on Form 40-F (the "40-F") for the year ended December 31, 2006 of our Independent Registered Public Accounting Firms' Report dated February 15, 2007 and to the reference to us under the heading "Interests of Experts" in the Company's Annual Information Form for the year ended December 31, 2006, dated March 30, 2007.

Davidson + Company LLP

Vancouver, Canada Chartered Accountants

April 3, 2007

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172